02044092

1-14568

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period July 22-24, 2002 P.E 7/24/2002

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

SEC MAIL PROCESSING RECEIVED AUG 0 8 2002 WASH. D.C. 164 SECTION

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F _x_

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _x_

PROCESSED AUG 1 2 2002 THOMSON FINANCIAL

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated July 22, 2002	1-3
2.	News Release dated July 24, 2002	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 30 July 2002

By: ______________________
John Comrie
Secretary

IPSCO

News Release

For Release July 22, 2002, 6am EDST

IPSCO RETURNS TO PROFITABILITY

PLEASE NOTE THAT IPSCO RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois], [July 22, 2002] – IPSCO Inc. (NYSE/TSX:IPS) announced today that its second quarter net income attributable to common shareholders was $1.2 million or 3 cents per share compared to a loss of $3.4 million or 8 cents per share in the prior quarter. The improvement in earnings over the first quarter was driven by manufacturing cost decreases and slightly higher selling prices with record sales, record shipments, and record production levels. Performance was led by improved pricing and market penetration from newer facilities in the U.S. partially offset by seasonal sales declines of energy-related products in Canada.

Sales for the quarter were a record $287.6 million, up $68.0 million or 31 percent over the same period last year and up 6 percent over the previous quarter. Year-to-date sales of $558.7 million were up $106.6 million or 24 percent on the strength of a 33 percent increase in tons shipped. "The discrepancy between the dollar sales increase and the tons shipped increase reflects the fact that first half composite selling prices were still below 2001 levels and also reflects a change in product mix," stated David Sutherland, IPSCO's President and Chief Executive Officer.

Record shipments of 810,900 tons were up 38 percent compared to the same quarter last year and were up 8 percent over the prior quarter. "Sales of steel mill products increased due to both inventory replenishment activity in the distribution channels and increased market penetration," stated Sutherland. "It was also encouraging that the Mobile Steelworks met 40 percent of IPSCO's coil and plate customer demand. The increased sales of steel mill products were offset somewhat by a seasonal drop in demand for oil country tubular goods (OCTG) and a slow large diameter tubular business. The normal effect of the spring breakup on OCTG sales was prolonged this year by unusual weather conditions and in addition, the drop in 2002 drilling activity approached 30 percent compared to last year," Sutherland added. Overall energy tubular shipments decreased by 20 percent from the same period in the prior year and by 22 percent from the prior quarter. Large diameter pipe shipments were also down from last year and from the prior quarter.

Production of IPSCO's wider hot rolled coil and plate increased to 749,800 tons, up 33 percent over the same period last year and up 10 percent over the prior quarter. The Mobile Steelworks produced 229,100 tons of finished plate and coil, a 30 percent increase over the previous quarter, continuing to exceed its targeted ramp up rates for 2002. The Regina and Montpelier steelworks both operated at or near capacity.

"IPSCO has continued to successfully penetrate markets for steel products this past quarter which has allowed for the absorption of new plant capacity. The overall outlook suggests the continuation of improvements achieved to date and the potential to gain additional revenue through further market penetration. Management remains focused on economic improvements over those areas where they exercise the most control: manufacturing productivity and working capital management. Major capital investments are behind us and we were pleased to generate earnings and strong operating cash flows in the second quarter, traditionally a seasonal low for IPSCO. We are committed to increasing economic value and cash flow for our shareholders," said Sutherland.

"It is anticipated that the sources of market strength that allowed record sales of flat rolled product in the second quarter will ultimately align more closely to end-user steel demand. The major risk to this outlook is an uncertain economic recovery," concluded Sutherland.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

- more -

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors including potential markets and demand for the materials produced, levels of potential imports, production levels, market forces, domestic pricing of steel products, trade laws, pricing of energy and raw material inputs, and outcome of trade and safeguard cases. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission, including those in IPSCO's Annual Report for 2001, its MD&A and Form 40-F.

Company Contact:
Bob Ratliff
Vice President and Chief Financial Officer
IPSCO
Tel. (630) 810-4769
Release #02-23

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IPSCO

News Release

For Immediate Release

IPSCO Announces Cash Dividends

[Regina, Saskatchewan] 24 July 2002 -- IPSCO Inc. (NYSE/TSX: IPS) announced today a cash dividend on its common shares of $0.05 (Canadian) per share payable 30 September 2002 to shareholders of record as at 10 September 2002. The Company also announced a cash dividend of $0.34375 (Canadian) per Cumulative Redeemable First Preferred Share, Series 1 payable 15 November, 2002 to shareholders of record as at 31 October 2002.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

Company Contact:
Anne Parker, Vice President, Trade Policy and Communications
IPSCO
Tel. (630) 810-4790
Release #02-24

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